Exhibit 99.1

So-Young Reports Unaudited First Quarter 2024 Financial Results

BEIJING, China, May 28, 2024 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights

•	Total revenues were RMB318.3 million (US$44.1 million1), compared with RMB310.1 million in the corresponding period of 2023, exceeding the high end of guidance.

•	Net loss attributable to So-Young International Inc. was RMB21.2 million (US$2.9 million), compared with net loss attributable to So-Young International Inc. of RMB11.9 million in the same period of 2023.

•	Non-GAAP net income attributable to So-Young International Inc.[2] was RMB4.1 million (US$0.6 million), compared with non-GAAP net loss attributable to So-Young International Inc. of RMB2.8 million in the same period of 2023.

First Quarter 2024 Operational Highlights

•	Average mobile MAUs were 2.0 million, compared with 3.4 million in the first quarter of 2023.

•	Number of medical service providers subscribing to information services on So-Young’s platform was 1,160, compared with 1,419 in the first quarter of 2023.

•	Total number of purchasing users through reservation services was 132.8 thousand and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB367.1 million.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “In the first quarter, our business continued to showcase its remarkable resilience and adaptability, with top line exceeding guidance and increasing 2.6% year-over-year to RMB318.3 million. Growth during the quarter was primarily driven by sales of medical products and maintenance services, which increased 23.3% year-over-year. More importantly, we made significant progress in the businesses we are developing to fuel future growth. Building on the success of our model clinic, we are on track to expand our network into core cities nationwide by the end of the year. With a firm focus on ensuring the quality of products and services, we standardized operating procedures to streamline every stage from site selection to clinic opening and operations, allowing us to grow our offline presence at a rapid pace. Directly complimenting this is our supply chain business. With a growing pipeline of products and an expanding distribution network now covering 750 institutions, we are able to spot emerging trends, quickly bring new high-quality products to market, and create a win-win outcome for both upstream suppliers and end consumers. We will continue to enhance the vertical integration of our platform to maximize synergies along the industry value chain. I’m confident these endeavors will create long-term sustainable value for our users and shareholders going forward.”

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.2203 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on March 29, 2024.

2 Non-GAAP net income/(loss) attributable to So-Young International Inc. is defined as net income/(loss) attributable to So-Young International Inc. excluding share-based compensation expenses attributable to So-Young International Inc. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Mr. Hui Zhao, Chief Financial Officer of So-Young, added, “Our sales of medical products and maintenance services business made solid progress in the first quarter as it increasingly contributes to revenue growth and gains traction in the market. Within just a few months, our newly established clinics are able to outperform our financial models. We will continue investing in and nurturing these promising businesses during their growth phases. At the same time, we are implementing disciplined cost controls to support a healthy and sustainable expansion of our bottom line.”

First Quarter 2024 Financial Results

Revenues

Total revenues were RMB318.3 million (US$44.1 million), an increase of 2.6% from RMB310.1 million in the same period of 2023. The increase was primarily due to an increase in revenues generated by the sales of medical products and maintenance services from growing order volumes for cosmetic products and medical equipment.

•	Information services and other revenues were RMB208.7 million (US$28.9 million), a decrease of 0.7% from RMB210.3 million in the same period of 2023. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Reservation services revenues were RMB23.1 million (US$3.2 million), a decrease of 22.3% from RMB29.7 million in the same period of 2023. The decrease was primarily due to the policy change for commission rates and subsidies.

•	Sales of medical products and maintenance services[3] were RMB86.5 million (US$12.0 million), an increase of 23.3% from RMB70.1 million in the same period of 2023, primarily due to an increase in sales of cosmetic products and medical equipment.

Cost of Revenues4

Cost of revenues was RMB117.3 million (US$16.2 million), an increase of 3.2% from RMB113.7 million in the first quarter of 2023. The increase was primarily due to an increase in costs associated with the sales of cosmetic products and medical equipment. Cost of revenues included the reversal of share-based compensation expenses of RMB0.1 million (US$0.0 million), compared with the share-based compensation expenses of RMB0.8 million in the corresponding period of 2023.

•	Cost of services and others were RMB74.2 million (US$10.3 million), a decrease of 8.9% from RMB81.5 million in the first quarter of 2023. The decrease was primarily due to a decrease in payroll cost.

•	Cost of medical products sold and maintenance services were RMB43.1 million (US$6.0 million), an increase of 33.7% from RMB32.2 million in the first quarter of 2023. The increase was primarily due to an increase in costs associated with the sales of cosmetic products and medical equipment.

3 Since the second quarter of 2023, in light of the better monitoring business development of upstream supply chain, the Company grouped the revenue generated from sales of cosmetic injectables and sales of equipment and maintenance services into one line item, which is renamed as sales of medical products and maintenance services.

The sale of cosmetic injectables was previously reported in line item of information services and others. The information services and others for the first quarter of 2023 have also been retrospectively updated. The amount reclassified from information services and others to sales of medical products and maintenance services are RMB7.6 million for the first quarter of 2023.

4 Since the second quarter of 2023, the previous line item cost of revenues was separated into two line items, which are cost of medical products sold and maintenance services and cost of services and others. Cost of medical products sold and maintenance services primarily consists of expenditures relating to medical products and maintenance services, and the remaining cost of revenues is reclassified into cost of services and others. The cost of medical products sold and maintenance services and cost of services and others for the first quarter of 2023 have also been retrospectively reclassified.

Operating Expenses

Total operating expenses were RMB237.8 million (US$32.9 million), an increase of 3.5% from RMB229.8 million in the first quarter of 2023.

•	Sales and marketing expenses were RMB113.3 million (US$15.7 million), an increase of 0.7% from RMB112.5 million in the first quarter of 2023. The increase was primarily due to an increase in payroll costs associated with the expansion of marketing employees. Sales and marketing expenses included share-based compensation expenses of RMB0.1 million (US$0.0 million), compared with RMB1.5 million in the corresponding period of 2023.

•	General and administrative expenses were RMB85.0 million (US$11.8 million), an increase of 38.1% from RMB61.5 million in the first quarter of 2023. The increase was due to an increase in payroll costs associated with the expansion of administrative employees to support our business upgrade and new strategic businesses. General and administrative expenses included share-based compensation expenses of RMB24.5 million (US$3.4 million), compared with RMB6.0 million in the corresponding period of 2023.

•	Research and development expenses were RMB39.6 million (US$5.5 million), a decrease of 29.0% from RMB55.8 million in the first quarter of 2023. The decrease was primarily attributable to improvements in staff efficiency. Research and development expenses included share-based compensation expenses of RMB0.8 million (US$0.1 million), compared with RMB0.9 million in the corresponding period of 2023.

Income Tax Benefits

Income tax benefits were RMB2.6 million (US$0.4 million), compared with income tax benefits of RMB4.3 million in the same period of 2023.

Net Loss Attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB21.2 million (US$2.9 million), compared with a net loss attributable to So-Young International Inc. of RMB11.9 million in the first quarter of 2023.

Non-GAAP Net Income/(Loss) Attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses attributable to So-Young International Inc., was RMB4.1 million (US$0.6 million), compared with RMB2.8 million non-GAAP net loss attributable to So-Young International Inc. in the same period of 2023.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.21 (US$0.03) and RMB0.21 (US$0.03), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.12 and RMB0.12, respectively, in the same period of 2023.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of March 31, 2024, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,345.1 million (US$186.3 million), compared with RMB1,341.6 million as of December 31, 2023.

Business Outlook

For the second quarter of 2024, So-Young expects total revenues to be between RMB380.0 million (US$52.6 million) and RMB400.0 million (US$55.4 million), representing a 7.8% to 2.9% decrease from the same period in 2023. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations and non-GAAP net income/(loss) attributable to So-Young International Inc. by excluding share-based compensation expenses from income/(loss) from operations and net income/(loss) attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young's management will hold an earnings conference call on Tuesday, May 28, 2024, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
Mainland China：	4001-201203
US:	+1-888-346-8982
Hong Kong：	+852-301-84992
Passcode:	So-Young International Inc.

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, June 4, 2024. The dial-in details are:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	5402361

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Julie Zhu

Phone: +86-10-5900-1548

E-mail: julie.zhu@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	426,119	448,036	62,052
Restricted cash and term deposits	14,695	22,176	3,071
Trade receivables	57,219	57,812	8,007
Inventories	118,924	126,533	17,525
Receivables from online payment platforms	23,158	31,386	4,347
Amounts due from related parties	9,212	10,185	1,411
Term deposits and short-term investments	900,823	874,890	121,171
Prepayment and other current assets	171,774	177,620	24,600
Total current assets	1,721,924	1,748,638	242,184
Non-current assets:
Long-term investments	261,016	256,020	35,458
Intangible assets	145,253	139,142	19,271
Goodwill	540,693	540,693	74,885
Property and equipment, net	116,782	113,159	15,672
Deferred tax assets	78,034	79,621	11,027
Operating lease right-of-use assets	118,408	122,035	16,902
Other non-current assets	232,455	189,442	26,237
Total non-current assets	1,492,641	1,440,112	199,452
Total assets	3,214,565	3,188,750	441,636

Liabilities
Current liabilities:
Dividend payable	—	43,573	6,035
Short-term borrowings	29,825	29,931	4,145
Taxes payable	56,894	56,128	7,774
Contract liabilities	103,374	97,798	13,545
Salary and welfare payables	86,290	52,662	7,294
Amounts due to related parties	388	164	23
Accrued expenses and other current liabilities	233,913	237,337	32,868
Operating lease liabilities-current	29,739	26,261	3,637
Total current liabilities	540,423	543,854	75,321
Non-current liabilities:
Operating lease liabilities-non current	86,210	95,560	13,235
Deferred tax liabilities	25,082	23,356	3,235
Other non-current liabilities	1,536	1,855	257
Total non-current liabilities	112,828	120,771	16,727
Total liabilities	653,251	664,625	92,048

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

Shareholders’ equity:
Treasury stock	(358,453)	(359,089)	(49,733)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2023 and March 31, 2024; 73,688,044 and 63,422,436 shares issued and outstanding as of December 31, 2023, 77,010,327 and 66,679,778 shares issued and outstanding as of March 31, 2024, respectively)	238	250	35
Class B ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2023 and March 31, 2024; 12,000,000 shares issued and outstanding as of December 31, 2023 and March 31, 2024)	37	37	5
Additional paid-in capital	3,080,433	3,062,378	424,134
Statutory reserves	33,855	33,855	4,689
Accumulated deficit	(330,166)	(351,406)	(48,669)
Accumulated other comprehensive income	18,185	19,861	2,751
Total So-Young International Inc. shareholders’ equity	2,444,129	2,405,886	333,212
Non-controlling interests	117,185	118,239	16,376
Total shareholders’ equity	2,561,314	2,524,125	349,588
Total liabilities and shareholders’ equity	3,214,565	3,188,750	441,636

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	US$
Revenues:
Information services and others	210,284	268,078	208,748	28,911
Reservation services	29,681	20,589	23,064	3,194
Sales of medical products and maintenance services	70,138	101,899	86,470	11,976
Total revenues	310,103	390,566	318,282	44,081
Cost of revenues:
Cost of services and others	(81,500)	(94,079)	(74,222)	(10,280)
Cost of medical products sold and maintenance services	(32,221)	(43,555)	(43,093)	(5,968)
Total cost of revenues	(113,721)	(137,634)	(117,315)	(16,248)
Gross profit	196,382	252,932	200,967	27,833
Operating expenses:
Sales and marketing expenses	(112,511)	(126,175)	(113,256)	(15,686)
General and administrative expenses	(61,514)	(86,668)	(84,953)	(11,766)
Research and development expenses	(55,793)	(44,993)	(39,591)	(5,483)
Total operating expenses	(229,818)	(257,836)	(237,800)	(32,935)
Loss from operations	(33,436)	(4,904)	(36,833)	(5,102)
Other income/(expenses):
Investment income, net	6,852	1,135	2,099	291
Interest income, net	11,927	10,820	12,313	1,705
Exchange gains	425	389	394	55
Impairment of long-term investment	—	(444)	—	—
Share of losses of equity method investee	(3,171)	(2,031)	(3,996)	(553)
Others, net	2,025	3,424	3,280	454
(Loss)/income before tax	(15,378)	8,389	(22,743)	(3,150)
Income tax benefits	4,264	10,835	2,557	354
Net (loss)/income	(11,114)	19,224	(20,186)	(2,796)
Net income attributable to noncontrolling interests	(834)	(1,723)	(1,054)	(146)
Net (loss)/income attributable to So-Young International Inc.	(11,948)	17,501	(21,240)	(2,942)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	US$
Net (loss)/earnings per ordinary share
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - basic	(0.15)	0.23	(0.27)	(0.04)
Net (loss)/earnings per ordinary share attributable to ordinary shareholder - diluted	(0.15)	0.23	(0.27)	(0.04)
Net (loss)/earnings per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(0.12)	0.18	(0.21)	(0.03)
Net (loss)/earnings per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(0.12)	0.18	(0.21)	(0.03)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	79,850,312	76,584,151	79,551,454	79,551,454
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	79,850,312	77,011,890	79,551,454	79,551,454

Share-based compensation expenses included in:
Cost of revenues	(805)	(165)	55	8
Sales and marketing expenses	(1,494)	(2,830)	(53)	(7)
General and administrative expenses	(6,018)	(13,190)	(24,453)	(3,387)
Research and development expenses	(877)	(1,615)	(843)	(117)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	US$
GAAP loss from operations	(33,436)	(4,904)	(36,833)	(5,102)
Add back: Share-based compensation expenses	9,194	17,800	25,294	3,503
Non-GAAP (loss)/income from operations	(24,242)	12,896	(11,539)	(1,599)

GAAP net (loss)/income attributable to So-Young International Inc.	(11,948)	17,501	(21,240)	(2,942)
Add back: Share-based compensation expenses	9,194	17,800	25,294	3,503
Non-GAAP net (loss)/income attributable to So-Young International Inc.	(2,754)	35,301	4,054	561